UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 000-50305

Entourage Mining Ltd.
(Translation of registrant's name into English)

Suite 614 - 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits

10.1	Mining Property Option Agreement between the Registrant and Fayz Yacoub dated effective March 15, 2005

99.1	News Release dated March 21, 2005 regarding the Doran Mining Property

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTOURAGE MINING LTD.
(Registrant)

Date: March 22, 2005	By:	/s/ Gregory Kennedy

Gregory Kennedy
	Title:	President and Director